UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      March 17, 2006

Mr. Donald Morrison
President
Rodinia Minerals, Inc.
595 Howe Street, Suite 600
Vancouver, British Columbia, V6C 2T5

      Re:	Rodinia Minerals, Inc.
		Amendment No. 2 to Registration Statement on Form 20-F
      Filed February 15, 2006
		File No. 0-51389

Dear Mr. Morrison:

      We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 20-FR amendment 2

General

1. We remind you of prior comments 2 and 3, and reissue both comments. In a number of instances you have not responded to all parts of a comment. Your disclosure also includes a number of inconsistencies. You are responsible for complete and consistent disclosure.
2. Examples of incomplete responses include the revisions made in response to prior comments 7, 8, 9, 11, 14, 15, 16, 18 and 19. We reissue each of those comments to the extent portions remain unaddressed.
3. Revise your document as appropriate to eliminate all examples of inconsistent or potentially confusing disclosure, including the following:

* The address you provide on the cover page differs from the address that appears at page 19.
* Your repeated references to "Amendment:" rather than simply making the changes as appropriate, could cause reader confusion.
* At page 16, you refer to "key employees" with "significant expertise," but you indicate that your president, Don Morrison, lacks formal and technical training. Also the reference to employees contradicts the disclosure at page 45 that you have no employees.
* At page 16, you indicate that "some members of our management team lack technical training and experience with exploring for, starting, and operating a mine." Make clear whom you consider members of your management team, and with a view toward disclosure, identify for us those members which possess the training and experience you reference.
* At page 19, you refer to your acquisition of the Workman Creek Project on 12/31/2004, but at page 11 you indicate that on 1/10/2006, you were funded in order to be able to complete the acquisition. Also, within numbered paragraph 4 on page 22, you refer to the satisfaction of "requirement #4 above" which must occur prior to the acquisition. Clarify the status of this acquisition.
* You state at page 27 that "when the technical report is complete..." but then proceed to summarize conclusions of the report.
* You refer to your directors offering "part time services" to the company. Revise to explain in context what you mean by this phrase, and also clarify whether they are paid other than director fees. Also disclose approximately how many hours per week each devotes to your business, rather than referring to an amount "less than 40 hours."
* Clarify how as a non-employee director Mr. Thorsen "oversees" the
Workman Creek project.
* Eliminate the disclaimer language regarding your formatting issues that appears below the Summary Compensation Table on page 40.
* The tables at page 47 include data that is inconsistent. For example, none of the four quarters for 2005 includes a high above $1.70, and none includes a low below $0.60.
* You appear to have provided an unchanged signature page, because the date remains June 2005. Each filing with the Commission must be signed with a current date. Advise us whether in fact Mr. Morrison signed the amended filings. See also the related comment that appears later in this letter.
4. You continue to retain outdated disclosure, including references to directors or personnel with whom you no longer retain affiliations. This may be in part due to your providing a response letter five months before you filed the responsive amendment, but you need to provide current disclosure as of the most recent practicable date. Please carefully review the filing to eliminate all outdated disclosure, including references to future plans or actions, when such plans or actions have already been realized or occurred.
Also
substantially revise to provide current disclosure, including compensation and other information for the year ended 12/31/2005.
5. We note your reference to the "209 claims" on page 29. Clarify the nature of your interest in the claims and when you acquired the interests.

Key Information, page 9

Selected Financial Data, page 9
6. It appears you should position the paragraph you inserted after the selected financial data table to be before the table.
Additionally, please eliminate any duplication in the disclosures in this paragraph, with those presented in the opening paragraph of this section.


Information on the Company, page 18

Business Overview, page 19
7. Please verify that the January 16, 2005 date you disclose in the last sentence of the second paragraph, related to your cash on hand on such date, is correct.


Rodinia Attains a Tier 2 Listing on the TSX Venture Exchange, page
23
8. Please verify that the announcement date of November 24, 2005, and the completion date of March 9, 2005, related to the private placement transaction you disclose in the third paragraph, are correct.

Corporate Information, page 19

Status of Rodinia`s Compliance with Tier Listing Requirements, page
25
9. We note that you anticipate that the resource re-classification will be completed in February 2006 or earlier. Please revise to disclose the current status of the re-classification.

Operating and Financial Review and Prospects, page 32

Operating Results, page 32

U.S. and Canadian GAAP Differences, page 32
10. You reference that further discussion of the GAAP differences is included in the financial statements under Part III, Item 17 of the registration statement. However, it appears that this disclosure has been omitted. Please amend your filing to include the referenced discussion. Additionally, although you disclosed differences between
Canadian and United States generally accepted accounting principles in your audited financial statements included in your previous amendment, filed on July 18, 2005, it appears that you have omitted similar disclosures from your interim financial statements included in this amendment. Please comply with the labeling and reconciling provisions of Item 17(c) of Form 20-F.

Nine Months Ended September 30, 2005, page 32
11. You state in the first sentence of the second paragraph that, "The reason for the difference...," but it appears that you have not disclosed what "difference," or the corresponding comparative amounts, to which you are referring. Please revise your disclosure to more fully disclose the variance you are describing.

Year ended December 31, 2003, page 34
12. We note your reference to "the six-month period." It is not clear what you mean by that reference. Revise or clarify.


Liquidity and Capital Resources, page 36
13. It appears that you have omitted any discussion of liquidity, as of September 30, 2005, the latest date for which you have included financial information. Please revise your disclosure to update your liquidity discussion to include such interim date.


Directors, Senior Management and Employees, page 37
14. Update your information to cover the most recently completed fiscal year.
15. We note your response to comment 15 and reissue it. Ensure that you disclose the business activities of the listed persons for the last five years. Specify when such business activities started and ended during the five-year period. Eliminate inconsistencies between the table and narrative, including when Mr. Morrison began serving as your president and when Mr. Thorsen joined your board.

Financial Information, page 47

Consolidated Statements and Other Financial Information, page 47
16. Though you state that your audited financial statements for
2004
and 2003 are a material part of the registration, it appears that such financial statements have not been included in your amended filing. Additionally, we note that your reference to Item 19 appears to be incorrect. Accordingly, please amend your filing to include audited and unaudited financial statements for all periods required, in compliance with Item 8 of Form 20-F.

17. We note in your response to prior comment 20, that you indicate that the auditor`s report has been revised to include a paragraph following the opinion referencing "comments by auditors for U.S. readers on Canada - U.S. reporting difference." However, we have not been able to locate this revised auditor`s report in your amended filing. Accordingly, we reissue prior comment 20.

Statement by Experts, page 67
18. You state that your auditor consents to your use of the audited financial statements. Additionally, we note in your response to prior comment 21, that you indicate a currently dated auditor`s consent has been attached to this amendment. However, it appears that such consent has not been included with this amendment. Accordingly, we reissue prior comment 21.

Documents on display, page 67
19. Revise the address of the public reference room. The street address is 100 F Street, not 100 Fifth Street.

Signatures, page 69
20. We note that your officer signed the amended Form 20-F/A on June
17, 2005, approximately eight months prior to when you filed the amended Form 20-F/A. Please amend your filing to correct the date your officer signed to coincide with or closely precede the filing date. Please refer to Subpart 232.302(b) of Regulation S-T for further guidance.

Financial Statements, page 69
21. Please indicate on all interim financial statements included in your filing that such statements are "unaudited," if true.

Consolidated Statement of Cash Flows, page 72
22. It appears that net cash corresponding to your investing activities was a net use for each period presented. Accordingly, please re-label your subtotal description for investing activities to reflect that net cash was used or applied.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

      Sincerely,


      H. Roger Schwall
      Assistant Director


cc:	J. Briner
      C. Moncada-Terry
      T. Levenberg
      D. Delaney
Mr. Donald Morrison
Rodinia Minerals, Inc.
March 17, 2006
Page 7